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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                                 FIRSTMARK CORP.
                                (Name of Issuer)

                          COMMON STOCK, $.20 PAR VALUE
                         (Title of Class of Securities)

                                   337908 20 6
                                 (CUSIP Number)

                                 ARCH APLIN, III
                             899 OYSTER CREEK DRIVE
                            LAKE JACKSON, TEXAS 77566
                                 (979) 265-6767
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                FEBRUARY 11, 2002
           (Date of Event Which Requires the Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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Cusip No. 337908 20 6                 13D
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     1.   Name of Reporting Person
          I. R. S. Identification Nos. of Above Persons (entities only)

          Arch Aplin, III

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     2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [ ]
          Not Applicable                                                 (b) [ ]
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     3.   SEC Use Only

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     4.   Source of Funds (See Instructions):                                 PF

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     5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
          2(d) or 2(e)                                                       [ ]

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     6.   Citizenship or Place of Organization: United States

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Number of Shares        7.       Sole Voting Power                     1,077,500
Beneficially
Owned by Each           8.       Shared Voting Power                         -0-
Reporting Person
With:                   9.       Sole Dispositive Power                1,077,500

                        10.      Shared Dispositive Power                    -0-

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     11.  Aggregate Amount Beneficially Owned by Each Reporting Person 1,077,500

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     12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                                 [ ]

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     13.  Percent of Class Represented by Amount in Row (11)            19.6%(1)

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     14.  Type of Reporting Person (See Instructions)                         IN

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(1)  Assumes a total of 5,501,430 shares outstanding, based on the amount reported in Firstmark Corp.'s most recent Quarterly Report on Form 10-QSB for the quarterly period ending September 30, 2001.



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PRELIMINARY NOTE:

         The Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on February 20, 2001 (the "Original Schedule 13D") on behalf of Arch Aplin, III ("Mr. Aplin") in connection with the common stock, par value $.20 per share (the "Common Stock"), of Firstmark Corp., a Maine corporation (the "Issuer"), is hereby amended pursuant to 13d-2(a) under the Securities Exchange Act of 1934, as amended (the "Act"), as a result of the repayment by Mr. Aplin of a $530,000 principal amount loan made to Mr. Aplin by John Joseph Gorman ("Mr. Gorman") and secured by shares of Common Stock as described in the Original Schedule 13D (the "Gorman Loan"). Unless otherwise defined, all capitalized terms used herein shall have the same meanings set forth in the Original Schedule 13D.

Item 3 is hereby amended in its entirety to read as follows:

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The total amount of the funds used in making the purchases was $776,250. Of this amount, $530,000 was loaned to Mr. Aplin by Mr. Gorman in connection with the Gorman Loan. Mr. Aplin secured the Gorman Loan with 749,067 shares of the Issuer's Common Stock purchased by Mr. Aplin with such borrowed funds (the "Collateral Shares"). On February 11, 2002, the Gorman Loan was repaid in full by Mr. Aplin. Upon repayment of the Gorman Loan, Mr. Gorman no longer holds a security interest in the Collateral Shares. The source of the remaining $246,250 used in making the purchases was personal funds.


                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]



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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: February 19, 2002                     /s/ ARCH APLIN, III
                                            ------------------------------------
                                            Arch Aplin, III



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